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EXHIBIT 99-4

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

TO:	Suncor Energy Inc. The Securities and Exchange Commission The Securities Regulatory Authorities of Each of the Provinces of Canada

Dear Sirs

Re:        Suncor Energy Inc.

We refer to the following report (the "Report"), prepared by GLJ Petroleum Consultants Ltd.:

•
the Reserves Assessment and Evaluation of Canadian Oil and Gas Properties of Suncor Energy Inc. effective December 6, 2008 and dated February 6, 2009;

We hereby consent to the use of our name, reference to and excerpts from the said Report by Suncor Energy Inc. in its Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form F-3 (File No. 333-7450), Form S-8 (File No. 333-87604), Form S-8 (File 333-112234), Form S-8 (File No.333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form F-9 (File No. 333-14242), Form F-9 (File No. 333-140797) and Form F-9 (File No. 333-151347) of Suncor Energy Inc., of our Report.

We have read the AIF and the Form 40-F and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report or that are within our knowledge as a result of the services which we performed in connection with the preparation of the Reports.

Yours very truly,
GLJ PETROLEUM CONSULTANTS LTD.
"GLJ PETROLEUM CONSULTANTS LTD."
Dana B. Laustsen, P. Eng. Executive Vice-President
Dated: March 2, 2009 Calgary, Alberta CANADA

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  EXHIBIT 99-4
CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.